SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of September, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: September 5, 2006	By:	/s/ Michael B. McSweeney
	Name:	Michael B. McSweeney
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated September 1, 2006

Exhibit 99.1

For Immediate Release

Bennett Environmental Inc. Update

Oakville, Ontario, September 1, 2006 - Bennett Environmental Inc. (TSX: BEV, AMEX:BEL) announced today that it would not be re-opening its operations at Recupere Sol Inc., St. Ambroise, Quebec, on September 1, 2006 as previously announced. The Company has a number of sales opportunities that it is pursuing, and while it cannot predict what the success rate will be on these outstanding bids, or the timing of the receipt of sufficient soils to allow re-opening, the Company hopes to resume operations sometime in October of 2006.

The Company’s two other plants, Material Resource Recovery, Cornwall, Ontario and Transcycle Industries, Kirkland Lake, Ontario are operational.

Forward Looking Statements

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high-temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the U.S. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America. For information, please visit the Bennett Environmental website at: www.bennettenv.com.

Contact:

Andrew Boulanger	Michael B. McSweeney
Office of the CEO	Vice President
Bennett Environmental Inc.	Bennett Environmental Inc.
(905) 339-1540 ext 210	(905) 339-1540 ext 209